United States Securtities and Exchange Commission
Washington, D.C.20549
Form 12b-25

Notification of Late Filing for Form 10-QSB, peroid ending Second Quarter

Part I - Registrant Information

Full Name of Registrant:  Coates International Ltd.
Address of Principal Executive Office:  2100 Highway 34 & Ridgewood Road
					Wall Township, NJ 07719-9738

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time peroid: The accountant firm Rosenberg, Rich, Baker, Berman, & Company did not deliver the Quarter ended financials certified report.

Part IV - Other Information

Name and telephone number of person to contact in regard to this notification:
George J. Coates (732) 449-7717.

Have all other perodic reports required under Section 13 or 15(d) of the Securtites Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter peroid that the registrant was required to file such report(s) been filed? YES

It is anticipated that any significant change in results of operations from the corresponding peroid for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? NO

Name of Registrant as Specified in Charter: Coates International Ltd.
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 29, 2000
By:  George J. Coates